Exhibit 99.1

SuperX Secures 128 Units of B300 AI Server Purchase Order from Ezisight, Marking Its Official Entry into the Australian Market

SINGAPORE, August 28, 2026 — SuperX AI Technology Limited (NASDAQ: SUPX, “SuperX” or the “Company”), a Nasdaq-listed full-stack AI infrastructure solutions provider, today announced that its subsidiary SuperX Microinference Pte Ltd (“Microinference”) has signed an equipment and services supply agreement and has received the initial purchase order under the agreement from Australian compute service provider Ezisight Australia Pty Ltd. (“Ezisight”), trading under Ultimate AI Datacentre. The order covers the supply of 128 units of B300 AI server clusters. This long-term cooperation and initial order mark a substantive business breakthrough for SuperX in the Australian market and represents another key milestone in the Company’s Asia-Pacific business expansion.

Pursuant to the terms of the purchase order, the B300 AI servers are scheduled for delivery in the fourth quarter of 2026 and will be deployed in local Australian data centers to expand Ezisight’s domestic GPU compute resource pool, supporting growing local workloads for large-model training and AI inference.

B300 Compute Deployment in Australia: Long-Term Cooperation Bolsters SuperX’s Next-Generation AI Compute Footprint

With the widespread adoption of generative AI and large-model applications, global AI infrastructure is undergoing a continuous cycle of capacity expansion and upgrading. The Asia-Pacific region, as a high-growth hub for the AI industry, has seen sustained demand for server products featuring high compute density and high reliability. This long-term equipment and services cooperation together with the initial B300 server cluster order further validates SuperX’s ability to keep pace with next-generation GPU technology iterations and rapidly commercialize its products.

Australia’s AI industry is in a phase of rapid development, with domestic enterprises and research institutions facing a widening gap in high-performance GPU compute capacity. The B300 servers to be delivered under this long-term framework and initial order are expected to significantly enhance Ezisight’s compute supply capacity, enabling it to address diverse local AI compute requirements and contribute to the development of Australia’s domestic AI compute ecosystem.

Australia as A Key Strategic Market for SuperX’s Asia-Pacific Expansion

Australia is a priority market in SuperX’s global expansion strategy for the Asia-Pacific region. Driven by the robust growth of the domestic AI industry, market demand for stable and elastically scalable AI infrastructure continues to rise. Concurrently, Australian authorities have introduced multiple policies guiding data center operators toward greener and more sustainable operations, creating significant market demand for compute infrastructure that combines high performance with environmental sustainability.

This long-term supply agreement together with the initial purchase order from Ezisight serves as a landmark project for SuperX’s official entry into the Australian market. Through fulfilling this project, the Company will accumulate hands-on experience in project implementation, supply chain coordination, and localized service delivery in Australia. Beyond expanding SuperX’s customer base across Oceania, this order lays a solid foundation for the Company’s deeper penetration into the Australian and surrounding regional AI infrastructure markets.

Going forward, SuperX intends to further strengthen its presence in Australia and other high-potential Asia-Pacific markets by providing full-stack AI infrastructure products and solutions to meet the region’s growing industrial compute demand. Based on this cooperation, both parties will jointly assess potential opportunities for future capacity expansion procurement and localized technical collaboration.

Evolving from standalone server hardware toward full-stack AI infrastructure, SuperX continues to enhance its comprehensive capabilities spanning hardware products, liquid-cooling and power-supply solutions, and end-to-end data center delivery. The Company will continue to track technological advances in next-generation GPUs and AI computing, iterate its products and solutions, and improve its overseas localized delivery and service systems. Through these efforts, SuperX aims to capture long-term growth opportunities arising from AI infrastructure build-outs in Asia-Pacific and globally, and to further expand its market presence in the global AI compute industrial chain.

About SuperX AI Technology Limited (NASDAQ: SUPX)

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

About Ezisight Australia Pty Ltd.

Ezisight is an Australian-based provider of green AI infrastructure and GPU-as-a-Service. Trading as Ultimate AI Datacentre (www.ultimateaidc.net), it focused on building and operating modular edge supercomputing facilities, it delivers compute for large-model training and inference to local enterprises and research institutions with behind-the-meter renewable-energy and water-positive cooling technology. Its business footprint covers Asia-Pacific and Africa, with a proven track-record in AI-compute project delivery and industry-academia collaboration.

Safe Harbor Statement

This press release may contain forward-looking statements. In addition, we or our representatives may from time to time make forward-looking statements orally or in writing. These forward-looking statements are based on our expectations and projections about future events derived from information currently available to us. You can identify forward-looking statements by their non-historical nature, particularly by terms such as “may”, “should”, “expects”, “anticipates”, “estimates”, “believes”, “plans”, “projects”, “potential”, or “hopes” and their negatives or similar expressions. In evaluating these forward-looking statements, you should consider various factors including: our ability to redirect the Company; our ability to keep pace with new technologies and changing market demands; and the competitive environment of our business. These and other factors may cause actual results to differ materially from any forward-looking statements.

Forward-looking statements are only predictions. Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking events discussed in this press release (including delivery timelines, capacity, order value, counterparty performance risks, potential future capacity expansion and business-collaboration opportunities, and other statements made by us or our representatives from time to time) may not occur, and actual circumstances and results may differ materially. Actual delivery timelines and values for AI servers may vary subject to customer data-center readiness and supply-chain conditions. We undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Follow our social media:

Investor Relations: ir@superx.sg

X.com: https://x.com/SUPERX_AI_
LinkedIn: https://www.linkedin.com/company/superx-ai
Facebook: https://www.facebook.com/people/Super-X-AI-Technology-Limited/61578918040072/#

3